Exhibit 99.1 - Footnote 1 to Tables I and II of Form 4 Filed by Glenn W. Sturm on October 5, 2004

On April 22, 2004, the reporting person settled his obligation to deliver shares of the Company's common stock ("Common Stock") or an equivalent amount of cash (if elected by him) pursuant to a variable prepaid forward agreement (the "First Contract") entered into on April 19, 2001 with an unaffiliated third party buyer (the "Buyer").*

The First Contract obligated the reporting person to deliver to the Buyer a minimum of 110,416 shares of Common Stock and up to a maximum of 132,500 shares of Common Stock (or an equivalent amount of cash) on the maturity date of the First Contract, April 19,
2004 (the "First Maturity Date").  In exchange for assuming this obligation, the reporting person received a cash payment of
$3,057,051.08 as of the date of entering into the First Contract.  The reporting person pledged 132,500 shares of Common Stock to secure his obligations under the First Contract, and retained voting and dividend rights in the pledged shares during the period of the pledge.

The First Contract provided that the number of shares (or equivalent amount of cash) deliverable by the reporting person on the First
Maturity Date would be determined as follows, on the basis of share prices of the Common Stock that were subject to adjustment for dividends received by the reporting person and other events specified in the First Contract (the Company paid no dividends during the period of the First Contract, and no price adjustments were made):

- If the First Maturity Price (i.e., the average closing prices per share of the Common Stock on each of the 30 trading days prior to and including the First Maturity Date) were less than or equal to $26.1292 (i.e., the "First Floor Price"), the reporting person would deliver to the Buyer 132,500 shares of Common Stock;

- If the price per share of Common Stock on the First Maturity Date were between the First Floor Price and $31.3550 (the "First Cap
Price"), the reporting person would deliver to the Buyer a number of shares determined by multiplying 132,500 by the First Floor
Price, and dividing the resulting number by the First Maturity Price;

- If the price per share of Common Stock on the First Maturity Date were greater than the First Cap Price, the reporting person would deliver to the Buyer a number of shares determined by reference to a formula specified in the First Contract that would result in the reporting person being allowed to retain (from the 132,500 shares potentially deliverable) shares having a value equal to $692,419
(i.e., the increase in value of 132,500 shares of Common Stock from $26.1292 to 31.3550 per share), meaning the reporting person would be obligated to deliver between 110,416 and 132,500 shares of Common Stock.

The First Maturity Price of the Common Stock was $14.30.  Accordingly, on April 22, 2004, the Buyer retained in settlement of the
First Contract the 132,500 shares of Common Stock previously pledged by the reporting person.
 * On October 1, 2004, the reporting person filed a report that inadvertently omitted this first sentence of footnote 1.